(As filed August 1, 2000)
                                                                File No. 70-9317
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         Post-Effective Amendment No. 1
                                   ("POS-AMC")
                                       to
                                    FORM U-1
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                           ALLIANT ENERGY CORPORATION
                        WISCONSIN POWER AND LIGHT COMPANY
                     ALLIANT ENERGY CORPORATE SERVICES, INC.
                         ALLIANT ENERGY RESOURCES, INC.
                                    RMT, INC.
                          HEARTLAND ENERGY GROUP, INC.
                           HEARTLAND PROPERTIES, INC.
                      CAPITAL SQUARE FINANCIAL CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                               IES UTILITIES INC.
                       ALLIANT ENERGY TRANSPORTATION, INC.
                             TRANSFER SERVICES, INC.
                        ALLIANT ENERGY INVESTMENTS. INC.
                            VILLAGE LAKESHARES, INC.
                         IOWA LAND AND BUILDING COMPANY
                       ALLIANT ENERGY INTERNATIONAL, INC.
                    ALLIANT ENERGY INDUSTRIAL SERVICES, INC.
                              Alliant Energy Tower
                            Cedar Rapids, Iowa 52401

                            INTERSTATE POWER COMPANY
                              1000 Main Street S.E.
                                  P.O. Box 769
                               Dubuque, Iowa 52004

                          WHITING PETROLEUM CORPORATION
                                Mile High Center
                                  1700 Broadway
                             Denver, Colorado 80290

                            IEI BARGE SERVICES, INC.
                               2330 12th Street SW
                            Cedar Rapids, Iowa 52401

           (Names of companies filing this statement and addresses of principal executive offices)

               ---------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)

              ----------------------------------------------------

                                Edward M. Gleason
                         Vice President - Treasurer and
                               Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                          Madison, Wisconsin 53703-0192

                     (Name and address of agent for service)

              ----------------------------------------------------

      The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

     Barbara J. Swan, General Counsel        William T. Baker, Jr., Esq.
        Alliant Energy Corporation            Thelen Reid & Priest LLP
        222 West Washington Avenue              40 West 57th Street
       Madison, Wisconsin 53703-0192           New York, New York 10019


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


ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION.
          -----------------------------------

          A. Background. Alliant Energy Corporation ("Alliant Energy") is a
             ----------
registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").1 Its direct and indirect public utility subsidiaries are:
Wisconsin Power and Light Company ("WP&L"), South Beloit Water, Gas & Electric Company ("South Beloit"), IES Utilities Inc. ("IES") and Interstate Power Corporation ("IPC") (collectively the "Operating Companies"). Together, the Operating Companies provide service to approximately 919,000 electric and 393,000 gas utility customers in portions of Wisconsin, Iowa, Minnesota and Illinois.

          Alliant Energy, IES and IPC intend to file a separate application seeking Commission approval for a plan of merger and for other related transactions pursuant to which IPC will be merged into IES with IES as the surviving corporation (the "IPC/IES Merger"). In the merger, IES will assume all of IPC's outstanding indebtedness and issue new shares of preferred stock in exchange for the outstanding shares of preferred stock of both IES and IPC. The IPC/IES Merger is subject to various regulatory approvals and to the approvals of IES's and IPC's preferred stockholders. Subject to receiving such approvals, IES anticipates that the IPC/IES Merger will be consummated in late 2000 or early 2001.

          Alliant Energy's non-utility subsidiaries include Alliant Energy Corporate Services, Inc. (formerly Alliant Services Company) ("Corporate Services"), a subsidiary service company, and Alliant Energy Resources, Inc. (formerly Alliant Industries, Inc.) ("AER"), which serves as the holding company for many of Alliant Energy's non-utility subsidiaries and investments.

          B. Current Authorization. By order dated December 18, 1998 in this
             ---------------------
proceeding (Holding Co. Act Release No. 26956) (the "Money Pool Order"), the Commission authorized (1) Alliant Energy to issue and sell from time to time


------------------------
1    See WPL Holdings, et al., Holding Co. Act Release No. 26856 (April 14,
     --- -------------------
     1998).


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


through December 31, 2000, commercial paper and/or notes evidencing borrowings from banks ("Short-term Debt") in an aggregate principal amount at any time outstanding not to exceed $750 million and to utilize up to $450 million of the proceeds thereof to fund a utility money pool ("Utility Money Pool") and up to $300 million of the proceeds thereof to fund investments in "foreign utility companies" ("FUCOs") and "exempt wholesale generators" ("EWGs"), subject to the limitations of Rule 53; (2) Alliant Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support ("Guarantees") with respect to obligations of its non-utility subsidiaries (including borrowings by AER, as described below) in an aggregate amount not to exceed $600 million outstanding at any one time; and (3) the Operating Companies and Corporate Services to make borrowings under and invest surplus funds in the Utility Money Pool.

          Under the terms of the Money Pool Order, Alliant Energy is authorized to issue commercial paper in denominations of not less than $100,000 to dealers at rates not to exceed the rate per annum prevailing at the time of issuance for commercial paper of comparable qualities and maturities. Alliant Energy may also issue commercial paper to institutions if the resulting cost of money would be equal to or less than that available from dealer-placed commercial paper or bank borrowings. Commercial paper notes may have maturities of up to 270 days and must be rated at least A-1 by Standard & Poor's ("S&P") or at least P-1 by Moody's Investor Services ("Moody's"). Borrowings by Alliant Energy from banks may bear interest at a rate no higher than the effective cost of money for unsecured prime commercial bank loans prevailing at the date of borrowing.


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


          Borrowings by the Operating Companies and Corporate Services under the Utility Money Pool are subject to stated limits for each year of the authorization period which, in 2000, are as follows: WP&L -$128 million;2 IES -$150 million; IPC - $72 million; and Corporate Services - $100 million. WP&L's participation in the Utility Money Pool was approved by the Public Service Commission of Wisconsin ("PSCW") by order made effective April 14, 1999. The PSCW authorized WP&L to make borrowings under the Utility Money Pool up to the limit specified above, but not to invest any surplus funds into the Utility Money Pool.3

          At June 30, 2000, the outstanding borrowings by the Utility Money Pool participants were as follows: WP&L - $28.8 million; IES - $84.7 million; IPC - $50.1 million; and Corporate Services - $14.4 million. The effective cost of funds borrowed under the Utility Money Pool is currently 6.6%.

          AER maintains a separate commercial paper program and bank credit facilities totaling $600 million which are used to fund a separate non-utility money pool ("Non-Utility Money Pool") maintained for the benefit of Alliant Energy's direct and indirect non-utility subsidiaries other than Corporate Services. Pursuant to the authorization granted, Alliant Energy currently guarantees all commercial paper notes issued by AER as well as borrowings under the bank credit facilities maintained by AER.4 At June 30, 2000, AER had issued and outstanding $188 million of commercial paper notes.


------------------------
2 The limit specified for WP&L includes the maximum outstanding borrowings for South Beloit, which is a wholly-owned subsidiary of WP&L.
3 All borrowings by WP&L under the Utility Money Pool are in accordance with the PSCW order and are therefore deemed exempt under Rule 52(a).
4 The Commission noted in the Money Pool Order that Rule 52 exempts AER's financing arrangements that comply with its terms.


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


          C. Specific Authorizations Requested. In this Post-Effective
             ---------------------------------
Amendment, the applicants request an extension of the authorization period under the Money Pool Order from December 31, 2000 to December 31, 2003 ("Extended Authorization Period"), subject to the following modifications: (1) Alliant Energy requests (a) an increase from $750 million to $1 billion in the maximum aggregate amount of Short-term Debt that it may issue at any one time, (b) authorization to utilize the proceeds of Short-term Debt to fund the Utility Money Pool in an aggregate amount not to exceed $475 million in 2001 and $525 million in 2002 and 2003, and (c) elimination of the separate $300 million limitation on use of proceeds of Short-term Debt to fund interim investments in EWGs and FUCOs; and (2) The Operating Companies and Corporate Services seek authorization to make borrowings under the Utility Money Pool during the Extended Authorization Period in the following maximum amounts:

          Company             Maximum Borrowings (by year)
          -------             ------------------

                              2001             2002             2003
                              ----             ----             ----

          WP&L                $150 million     $175 million     $175 million

          IES                 $150 million     $150 million     $150 million

          IPC                 $100 million     $100 million     $100 million

          Corporate Services   $75 million     $100 million     $100 million
                              ------------     ------------     ------------

               Total          $475 million     $525 million     $525 million

          Upon consummation of the IPC/IES Merger, IES (as the intended survivor of the merger) proposes to increase its maximum borrowings under the Utility Money Pool from $150 million to $250 million (the sum of the separate company limits for IES and IPC).

          Alliant Energy is not seeking any increase in the amount of Guarantees that it is authorized to provide on behalf of its non-utility subsidiaries.


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


          Alliant Energy proposes to enter into a new credit agreement that will replace the existing credit agreement, the terms of which are substantially the same as under its current credit agreement. The effective cost of money on Short-term Debt authorized in this proceeding will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate for maturities of one year or less.

          As indicated, Alliant Energy is requesting that the separate limitation on use of proceeds of Short-term Debt to fund investments in EWGs and FUCOs on an interim basis be eliminated. Alliant Energy's financing of investments in EWGs and FUCOs is already subject to the limitations of Rule 53. There is no need to place further limits on Alliant Energy's choice of funding source for such investments. In this regard, Alliant Energy is not aware that the Commission has placed similar limits on other registered holding companies in orders authorizing short-term borrowings.

          All other terms, conditions, limitations and reporting obligations contained in the Money Pool Order will continue to apply during the Extended Authorization Period. Corporate Services will continue to administer the Utility and Non-Utility Money Pools under the terms of the money pool agreements, as previously filed with the Commission. Corporate Services will file reports pursuant to Rule 24 with respect to Alliant Energy's external short-term financing activity and borrowings under the Utility Money Pool and certificates on Form U-6B-2 pursuant to Rule 52 with respect to external short-term financing by AER and borrowings under the Non-Utility Money Pool.5


------------------------
5 It is proposed that WP&L's borrowings under the Utility Money Pool be combined with those of the other Operating Companies and Corporate Services on the Rule 24 reports rather than reported separately on Form U-6B-2.


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


ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

          A statement of the fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

          A. General. Sections 6(a), 7, 9(a), 10, 12, 32 and 33 of the Act and
             -------
Rules 24, 40, 43, 45, 52(a) and 53 thereunder are applicable to the proposed transactions.

          B. Rule 53 Analysis. Alliant Energy is in compliance with all
             ----------------
requirements of Rule 53(a). Alliant Energy's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs at March 31, 2000 was $199 million, or about 17% of Alliant Energy's "consolidated retained earnings" ($1,143 million for the four quarters ended March 31, 2000 as defined in Rule 53(a)(1)(ii) and including Alliant Energy's accumulated other comprehensive income). In addition, Alliant Energy has complied and will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Operating Companies' personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred or is continuing. Accordingly, Rule 53(c) is by its terms inapplicable.

ITEM 4.   REGULATORY APPROVALS.
          --------------------

          As indicated, the PSCW has jurisdiction over borrowings by WP&L under the Utility Money Pool. WP&L will file an application seeking approval to make borrowings under the Utility Money Pool. Assuming receipt of approval by the PSCW, WP&L's borrowings from the Utility Money Pool will be exempt pursuant to Rule 52(a). No other state commission and no federal commission, other than this Commission, has jurisdiction over the proposed transactions.


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


ITEM 5.   PROCEDURE.
          ---------

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment as soon as practicable. The applicants request that the Commission's order approving the proposed transactions be issued as soon as practicable after the notice period and in any event not later than December 31, 2000. The applicants further request that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order are to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or orders, unless the Division opposes the matters proposed herein.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

          The following additional Exhibits and Financial Statements are filed as a part of this Post-Effective Amendment:

          A.   EXHIBITS.
               --------

               G-1 Financial Data Schedule for Alliant Energy Corporation (incorporated by reference to Exhibit 27.1 to Alliant Energy Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 1-9894).

               G-2 Financial Data Schedule for IES Utilities Inc. (incorporated by reference to Exhibit 27.2 to IES Utilities Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-4117-1).

               G-3 Financial Data Schedule for Wisconsin Power & Light Company (incorporated by reference to Exhibit 27.3 to Wisconsin Power & Light Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, File No. 0-337).

               H-1   Form of Federal Register Notice.

               J-1   Form of Credit Agreement. (To be filed by amendment).


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


          B.   FINANCIAL STATEMENTS.
               --------------------

               FS-1 Consolidated Balance Sheet of Alliant Energy Corporation as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 1999) (File No. 1-9894).

               FS-2 Consolidated Statement of Income of Alliant Energy Corporation for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Alliant Energy Corporation for the year ended December 31, 1999) (File No. 1-9894).

               FS-3 Consolidated Balance Sheet of Alliant Energy Corporation as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the quarter ended March 31, 2000) (File No. 1-9894).

               FS-4 Consolidated Statement of Income of Alliant Energy Corporation for the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Alliant Energy Corporation for the quarter ended March 31, 2000) (File No. 1-9894).

               FS-5 Balance Sheet of IES Utilities Inc., as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of IES Utilities, Inc. for the year ended December 31, 1999) (File No. 0-4117-1).

               FS-6 Statement of Income of IES Utilities Inc., for the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of IES Utilities, Inc. for the year ended December 31, 1999) (File No. 0-4117-1).

               FS-7 Balance Sheet of IES Utilities Inc., as of March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of IES Utilities, Inc. for the quarter ended March 31,
                     2000) (File No. 0-4117-1).

               FS-8 Statement of Income of IES Utilities Inc., for the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of IES Utilities, Inc. for the quarter ended March 31, 2000) (File No. 0-4117-1).

               FS-9 Balance Sheet of Wisconsin Power & Light Company, as of December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Power & Light Company for the year ended December 31, 1999) (File No. 0-337).

               FS-10 Statement of Income of Wisconsin Power & Light Company for
                     the year ended December 31, 1999 (incorporated by reference to the Annual Report on Form 10-K of Wisconsin Power &


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


                     Light Company for the year ended December 31, 1999) (File No. 0-337).

               FS-11 Balance Sheet of Wisconsin Power & Light Company, as of
                     March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Power & Light Company for the quarter ended March 31, 2000) (File No. 0-337).

               FS-12 Statement of Income of Wisconsin Power & Light Company for
                     the period ended March 31, 2000 (incorporated by reference to the Quarterly Report on Form 10-Q of Wisconsin Power & Light Company for the quarter ended March 31, 2000) (File No. 0-337).

               FS-13 Balance Sheet of Interstate Power Company, as of June 30,
                     2000.

               FS-14 Statement of Income of Interstate Power Company for the 12
                     months ended June 30, 2000.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

          The matters that are the subject of this Post-Effective Amendment do not involve a "major federal action," nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions proposed herein will not result in changes in the operation of the applicants that will have an impact on the environment. The applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Post-Effective Amendment.


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


                                   SIGNATURES

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                        ALLIANT ENERGY CORPORATION
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        ALLIANT ENERGY CORPORATE SERVICES, INC.
                                        ALLIANT ENERGY RESOURCES, INC.
                                        HEARTLAND ENERGY GROUP, INC.
                                        IES UTILITIES INC.
                                        ALLIANT ENERGY TRANSPORTATION, INC.
                                        TRANSFER SERVICES, INC.
                                        ALLIANT ENERGY INVESTMENTS. INC.
                                        VILLAGE LAKESHARES, INC.
                                        IOWA LAND AND BUILDING COMPANY
                                        ALLIANT ENERGY INTERNATIONAL, INC.
                                        ALLIANT ENERGY INDUSTRIAL SERVICES, INC.
                                        INTERSTATE POWER COMPANY
                                        IEI BARGE SERVICES, INC.

                                        By: /s/ Edward M. Gleason
                                           -------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Treasurer


                                        WHITING PETROLEUM CORPORATION
                                        RMT, INC.

                                        By: /s/ Edward M. Gleason
                                           -------------------------------
                                        Name:  Edward M. Gleason
                                        Title: Assistant Treasurer


                                        HEARTLAND PROPERTIES, INC.
                                        CAPITAL SQUARE FINANCIAL CORPORATION

                                        By: /s/ John W. Stoneman
                                           -------------------------------
                                        Name:  John W. Stoneman
                                        Title: Vice President - Secretary

Date:  August 1, 2000


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